First Financial Holdings, Inc.

Charleston, South Carolina

A. Thomas Hood

President and CEO

February 2006

Introduction

Slide 2

Forward-looking Statements

Certain matters in the presentation today constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the State of South Carolina, interest rates, the South Carolina real estate market, the demand for mortgage loans, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended September 30, 2005. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

2

Forward-looking statement



First Financial's operations are conducted primarily through five companies - the bank - First Federal, the First Southeast group, consisting of a full service broker/dealer - First Southeast Investor Services; First Southeast Fiduciary and Trust Services, which provides trust services to bank customers and others; and one of South Carolina's largest insurance agencies - First Southeast Insurance Services -- and a managing general agency operating under the Kimbrell Insurance Group (a wholesaler of insurance solutions to independent agencies). Atlantic Acceptance is a premium finance company.

Outline

- Corporate Profile
- Strategic Direction
- Core Deposit Growth
- Services to Small and Medium-sized Businesses
- Insurance Sales and Services
- Non-Interest Income Growth
- Distribution Channels
- Markets Served
- Human Capital
- Financial Performance

4

To outline the presentation, I will:
- Give you a quick profile of First Financial;
- Describe the strategic direction of the Company;
- Discuss current and future plans to grow core deposits;
- Discuss our focus on expanding services to small and medium sized businesses;
- Discuss our insurance sales and services and our focus on non-interest income growth;
- Talk about our distribution systems and the markets we serve;
- Discuss a key strength -- our people;
- Then review recent financial results;
- And, review financial performance.

Corporate Profile
December 31, 2005
(amounts in thousands)

- Total Assets $ 2,566,331
- Net Loans $ 1,931,443
- Total Equity $ 170,809
- Equity/Assets   6.66%
- Market capitalization $ 369,268
- Average Compounded Growth Rate   5 Year 10 Year
  - Assets   2.34%   6.12%
  - Net Income   5.70%   10.72%
  - Earnings per share   7.45%   10.80%
  - Stock Price (NASDAQ: FFCH)   9.31%   12.31%
  - Dividends   9.62%   12.12%

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-     Corporate Profile
  (read slide) (at December 31, 2005)

Strategic Direction

- Aggressive Efforts to Grow Core Deposits
- Continued Expansion of Insurance, Investment and Trust Businesses - the First Southeast Group
- Continued Investments in Diverse Distribution Channels
- Increased Emphasis on Sales of Banking Products and Services for Small and Medium-sized Businesses
- Expansion of Internet Banking Products and Services
- Major Commitment to Sales and Service Excellence

6

Strategic Direction   -   (*Read Slide)*



We've had very strong growth in core deposits, including checking. Regular savings and money market accounts have grown 82% over the past five years. In fiscal 2005 checking grew 18.5%, regular savings grew 1.8% and money market accounts grew 4.9%. During the first quarter core deposits declined .4% due to a seasonal decline of 3.1% in demand deposits. Our first quarter typically is a weak deposit quarter.



Deposit Composition
(amounts in millions)

December 31, 2000   December 31, 2005

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Transaction accounts - checking, money market deposits and statement savings now make up 56% of total deposits. Certificates of Deposit are substantially all in-market, retail deposits (no brokered deposits).

Weighted Average Rate
Deposit Accounts

	December 31, 2005	
	Balance	Weighted Average Rate
Checking accounts	$ 504,377	0.23 %
Statement and other accounts	161,252	0.55
Money market accounts	276,230	2.52
Certificate accounts	749,313	3.75
Total deposits	$ 1,691,172	2.19 %

FHLB			Rate
Term	$ 420.0	million	4.63 %
Overnight	52.0		4.44
	$ 472.0	million	4.61 % Avg. rate
Repos	$ 130.59	million	4.41 % Avg. rate

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Our weighted average deposit rate is 2.2%.
        (read details on slide)
Our average rate on FHLB advances, both term and
overnight is 4.6% and our average repo rate is 4.4%.



We've had very strong growth in demand deposits--both retail and commercial accounts--and this has resulted in significant growth in deposit account fees (which were up 12% in fiscal 2005 and up 61% in the first quarter as compared to the first quarter of fiscal 2005). The per account annual income from fees has also increased from $126.96 in fiscal 2004 to $133.25 in fiscal 2005. For the first quarter of fiscal 2006, per account fees were $48.79 compared to $32.02 in the first quarter last year.

Insurance Sales and Service

- Total Insurance Revenues: $20 million
- 38% Personal Lines/ 62% Commercial Lines
- Premiums Written (in millions)
  - Personal $ 43.4
  - Commercial $ 71.4
  - Wholesale (1,661 active producing agencies) $ 34.2
- Major Companies represented: Allstate, Selective, Auto-Owners, St. Paul Travelers, Harleysville, Zurich, Companion, Hartford and Chubb
- Largest Independent Allstate Agency in the United States.

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- We have been in the insurance agency business since 1986.
- Total insurance revenues for fiscal 2005 were just over $20 million on $149 million of premiums.
- 38% coming from personal lines and 62% from commercial lines.
- The Kimbrell/Preferred Markets companies and Atlantic Acceptance Corporation were acquired in January 2004.
- They currently service 1,661 producing agencies.
- We represent some of the very largest markets.
- First Southeast Insurance is the largest independent Allstate agency in the country.



Insurance revenues increased 14% for fiscal 2005. Due to the seasonal nature of insurance revenues, at the end of our first quarter, they represented 13% of total revenues. The March quarter includes insurance revenues related to contingency commissions which are significant to total insurance revenues. Contingency revenues represented approximately 13.1% of total insurance revenues in fiscal 2005.



This breaks down revenues by internal growth and acquired revenues. In the last four years we have averaged almost 8% internal revenue growth. In 2005 revenues grew 8.9% internally. We did not make any acquisitions in fiscal 2005. While the insurance industry outlook is clouded by the significant losses of 2005, we expect this uncertain environment may encourage more consolidation. We expect to see more acquisition opportunities in 2006.

Insurance Acquisitions

(amounts in millions)

Company	Date	Market	Premiums Written
Adams Insurance	1990	Personal lines	$ .8
Magrath Insurance	1992	Mixed lines	$ 3.9
Epps-McLendon	1995	Personal lines	$ 3.4
Associated Insurors	2000	Commercial lines	$ 11.5
Kinghorn Insurance	2001	Mixed lines, group health	$ 21.0
Johnson Insurance	2002	Commercial lines, Third Party Administrator	$ 18.0
Woodruff Agency (merged - Johnson Ins.)	2003	Commercial lines	$ 5.0
The Kimbrell Group	2004	MGA—Excess, Surplus and Standard Lines	$ 27.0

Other Insurance Operations

Company		Market	
First Southeast Reinsurance		Private mortgage reinsurance	
Family Financial Holdings, Inc. (14.3% ownership)		Reinsures contractual liability policies written in conjunction with debt protection programs.	

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We have increased revenues significantly through acquisitions. In the past five years we have added over $82 million in premiums. (Total premiums (gross) now exceed $149 million.)

- In addition we operate a private mortgage reinsurance company, which reinsures mortgage insurance on loans originated by the bank.
- We also are an investor (own 14.3%) in Family Financial Holdings, Inc. - a company that reinsures liability policies written in debt protection programs for banks.



Non-interest income from insurance, brokerage, and trust services totaled almost $5 million in the first quarter of fiscal 2006, up slightly from the same period last year.



Non-Interest Income
(amounts in thousands)

- Total non-interest revenues have grown 59% over the last three fiscal years with substantial growth in insurance and brokerage revenues.
- Total non-interest revenues were up 17% in fiscal 2005.
- Non-interest revenues totaled over 39% of total revenues for fiscal 2005 and at the end of our first quarter of fiscal 2006.



Other Income Distribution

(Read Slide)

Internet Banking Growth
Households and Businesses



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While we have had good success in expanding internet banking services to retail and business customers, we believe this channel will be increasingly important for the future, almost 32% of our deposit customers receive internet banking services. We will make extensive changes to our offering this year. We have already introduced free bill pay and offer on-line account openings. We expect to completely replace our current system and reorganize these services under management dedicated to increasing sales and service offerings through the internet channel. We also plan to enhance the security of this platform -- key concern of customers.



Through our traditional sales office distribution we do business in four primary markets: the Charleston area, the Grand Strand/Myrtle Beach area, the Florence market and the Hilton Head/Bluffton market.   We also serve several other markets, including Georgetown and Brunswick County in North Carolina.

- We have 50 bank sales offices -- 3 in Hilton Head, 24 in the Charleston area, 18 in the Grand Strand area and coastal North Carolina, and 5 in Florence.
- 9 of these locations are in Wal*Mart Superstores -- monthly these branches produce more than 4 times the number of demand account relationships of traditional branches.
- We have a commitment to open 3 more Wal*Mart Superstores.
- We have 11 insurance sales offices (in addition to our recent Kimbrell/Preferred Markets acquisitions).   These offices currently produce $114.8 million retail and commercial premiums and $34.2 million in wholesale premiums annually.
- We have 14 investment and trust offices located throughout South Carolina. Our newest registered investment office is located in Spartanburg, South Carolina.

Market Characteristics

	Population 2004 Estimate(1)	1-4 Family Resid.Building Permit Growth 2003-2004(2)	Personal Per Capita Income 2003(3)	Unemploy-ment(3) Dec. 2005
Charleston MSA	583,434	33.7%	$26,144	5.0%
Myrtle Beach MSA	217,608	26.4%	$25,266	6.0%
Florence	129,679	62.2%	$26,088	8.7%
Beaufort Co.	135,725	-2.7%	$34,814	4.6%
Georgetown Co.	59,790	8.5%	$26,614	9.3%
Brunswick Co., NC	80,751	27.2%	$24,095	4.4%
FFCH Markets	**1,206,987**	**25.0%**	**$26,841**	**5.7%**
SC	**4,198,068**	**14.1%**	**$26,144**	**7.0%**
US	**294,941,471**	**10.4%**	**$31,472**	**4.9%**

(1) US Census Bureau
(2) US Census Bureau statistics as prepared by Geodata Consultants, Inc.
(3) NC & SC Employment Security Commissions

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- Our markets include 29% of the population in South Carolina.
- We have exceptionally strong growth in residential building permits, in fact more than twice that of South Carolina and two and one-half times more than the country.
- Population is growing faster in First Financial markets than in South Carolina and the Country.
- Per capita income and employment in First Financial's markets are also above the South Carolina average.



Market Characteristics
1-4 Family Residential Building Permit Growth

Source: Center for Economic Forecasting

*Preliminary or forecast

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1-4 family residential building permit growth in the Charleston and Myrtle Beach markets is expected to increase 11.7% in 2006.

Well Positioned In Key Markets

June 30, 2005

(amounts in millions)

Deposits

Institution	Share	Institution	Share
Charleston MSA - $8,563 total deposits		**Myrtle Beach MSA** - $4,852 total deposits	
1. Wachovia	22.0%	1. Coastal	17.5%
2. Bank of America	14.3%	2. Carolina First	12.1%
3. First Federal	12.0%	3. Conway Nat'l Bank	12.1%
		9. First Federal	4.8%
Beaufort County - $2,828 total deposits		**Florence MSA** - $1,946 total deposits	
1. Wachovia	19.6%	1. BB&T	21.3%
2. Bank of America	14.8%	2. Wachovia	19.4%
3. So Car Bnk &Trust	7.5%	3. First Reliance	10.6%
9. First Federal	4.3%	4. First Federal	7.6%
Georgetown County - $983 total deposits		**Brunswick County** - $1,400 total deposits	
1. Plantation FSB	19.1%	1. BB&T	51.2%
2. Carolina First Bank	15.1%	2. Security Savings Bank	13.3%
3. Wachovia	10.2%	3. Coastal Federal	9.4%
4. First Federal	10.0%	9. First Federal	1.3%

Source: Highline BranchSource, June 2005, except Brunswick County, NC, FDIC

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First Financial enjoys significant shares in key deposit markets.

Sales and Service Excellence

- Strong Culture of Service Excellence-
  Cohen Brown Sales Program "Champions"
  (1997)
- "Breakthrough Service" Program Initiated
  in Fiscal 2001
- Comprehensive Mystery Shopping
  Research Tool in Fiscal 2004

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- In 1997, we introduced what we refer to as "Champions" program to every person in our company.
- And, over several years we have modified and improved the program -- which is now in place in all of our companies.
- We truly have changed the Company's culture from service excellence to one of sales and service excellence.
- In 2000, we introduced a program modeled after "Champions" for all of our service employees called "Break-Through Service," which has now also been rolled out to all our First Southeast companies.
- In mid-2004 we rolled out a comprehensive mystery shopping program for key customer contact points. Fiscal 2005 goals included a 90% customer satisfaction bench-mark. We surpassed our target -- achieving a 90.89% result and in the first quarter of fiscal 2006, we exceeded 92%. There are 24 questions on the teller survey and 27 questions on the FSR survey. The criteria includes such ratings as calling client by name, greet, smile, eye contact, offer additional products and services.

First Financial's Human Resources Strategies

- Experienced, Motivated Management Team

- Qualified, Well-trained Staff

- Comprehensive Use of Incentive based compensation
  - 35% of Total Employees Incentive Based

- A Commitment to Retention

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- We have a very experienced management team.
- Significant resources are invested in staff training -- no teller, financial services representative goes before a customer before completing a rigorous training program.
- All lenders, financial services representatives, trust and investment sales personnel - receive incentive based compensation.
- In fact 35% of all of our management and employees are now incentive compensation based.
- We have adopted several initiatives to retain critical sales and service positions for longer periods -- including deferred compensation, enhanced supervisory training and other reward systems.



Human Capital
Average Years with the Company
January 30, 2006

- One of our key advantages is the quality, knowledge and experience of our management team.
- They average 19 years of experience with the company and 27 years experience in banking, investment, trust or insurance.
- Retail sales office managers and mortgage loan originators average 11 years, with our company. They also have significant levels of experience.
- Our insurance representatives average 8 years with our company and 17 years of industry experience.
- Our investment representatives average 7 years with First Southeast and 13 years of experience.
- Our tellers average six years with our company.

Performance Drivers
December 31, 2005

- Targets for Management Team Stock Ownership- One to Four Times Compensation
- Specific Goals for Management Performance Plan - ROE Driven
- Performance Plan for Directors - ROE Driven
- 84% Employees Own Company Stock
- 18% of Shares Owned by Directors, Officers & Employees

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All of the Companies' compensation and benefit systems are linked to superior performance:

(read slide)

Financial Performance

Financial Performance.



We are approximately $2.6 billion in assets at December 31, 2005. The lack of asset growth in recent periods is the result of a much larger proportion of single-family real estate loans being sold in the secondary market and our focus on acquiring service related businesses. Typically all 30 and 15 year products are sold into the secondary market.



Our loan portfolio composition continues to change.
- We've put more emphasis on expanding consumer and business lending.
- As a result, those balances have continued to grow as a part of our total loan portfolio.
- Consumer, construction, and multi-family/commercial/business and real estate loans now represent 47% of total loans, up from 34% five years ago.

Credit Quality

NPA's/Assets


Net Charge-offs/Average Net Loans


Provision
in thousands


Allowance/Non-Performing Loans


*Annualized

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At the end of fiscal 2005, non-performing assets were 29 basis points of total assets. Net charge-offs have been very low for the past five years. Obviously larger portfolios of commercial and consumer loans have resulted in increased levels of charge-offs.

Problem Assets

December 31, 2005
(amounts in thousands)

Non-accrual Loans	$ 6,200
Loans 90 Days or More Past Due	62
Renegotiated Loans	0
REO through Foreclosure	2,118
TOTAL	$ 8,380
NPA/Total Assets	.32%
YTD Annualized Net Charge-offs /Average Net Loans	.19%
Allowance/Non-Performing Loans	226%

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Total problem assets were $8.3 million at December 31, 2005, up 13.9% from September 30, 2005.



Net interest income remained flat over last fiscal year due in part to continued loan repricing but at a slower pace than liability repricing.



Net Interest Spread

During fiscal 2005 the spread was 3.28%. At December 31, it increased to 3.33%.



Efficiency ratio

(read slide)



Net Income
(amounts in thousands)

Fiscal year-to-date net income is up 3.6% over the first quarter of fiscal 2005.



Core Earnings Per Share
(diluted)

Earnings per diluted share increased 6.4% over the same period versus our target of greater than 10% earnings per share growth this year.



Core Return on Average Equity

Return on Equity for the first quarter of fiscal 2006 increased to 14.3% from 14.2% during the same quarter in fiscal year 2005.

Slide 38

Stock Repurchase Programs

Starting Date	Ending Date	Shares Authorized	Shares Repurchased
4/29/05 -	6/30/06	625,000	459,052*
5/27/03 -	11/30/04	650,000	573,100
10/25/02 -	6/30/03	650,000	650,000
9/17/01 -	9/30/02	600,000	477,800
2/25/00 -	9/30/00	500,000	93,300
10/23/98 -	6/30/99	500,000	500,000
7/29/96 -	3/31/97	250,000	93,100

* As of February 7, 2006

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We have been a very active repurchaser of our common stock over the last three years. Currently, we have repurchased almost 75% of the current 625 thousand share repurchase plan, which expires June 30, 2006.



Stock Performance

This tracks our performance over the last two years.



The company increased its cash dividend in the first quarter of fiscal 2006 to 24 cents per share, a 4.3% increase over the prior year. Cash dividend increases have averaged 10.7% over the past three fiscal years.

Executive Management

Name	Title	Age	Experience
A. Thomas Hood	President & CEO	59	30 years
Susan E. Baham	Executive Vice President & CFO	56	34 years
Charles F. Baarcke, Jr.	Executive Vice President & Chief Lending Officer	59	31 years
John L. Ott, Jr.	Executive Vice President, Retail Banking	57	35 years

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Other information (slides 41 and 42)
- Executive management
- Senior management

Senior Management

Name	Title	Age	Experience
Mark R. Adelson	SVP Investments	52	24 years
Robert C. Bailey	SVP Branch Admin.	55	29 years
Elton K. Carrier	SVP Commercial Lending	62	31 years
Kenneth J. Clair	SVP Lending & Loan Op.	51	29 years
Charles L. Clark II	SVP Loan Servicing	61	38 years
R. Bruce Copeland, Jr.	SVP Marketing	48	20 years
C. Alec Elmore, Jr.	SVP Northern Region	45	24 years
Mark G. Endres	SVP and Controller	63	34 years
Jerry P. Gazes	SVP Human Resources	58	32 years
Anthony J. Johnston, IV	SVP Information Technology	44	20 years
Betsy B. Lewis	SVP Internal Audit	47	20 years
Allison A. Rhyne	SVP Insurance Services	53	26 years
Robert F. Snyder, Jr.	SVP Support Services	56	34 years
Richard H. Stoughton	SVP Planning & Development	60	30 years

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